Mail Stop 4561

January 30, 2009

Mr. Michael A. Hartley
Chief Financial Officer
222 Raines, Ltd.
3310 West End Avenue, Suite 490
Nashville, TN 37203

      Re: **Raines Lenders LP**
             Form 10KSB for the Year Ended December 31, 2007
             Forms 10-Q for the Quarters Ended March 31, June 30 and September 30, 2008
             File No. 0-18523

Dear Mr. Hartley:

We have read your supplemental response letter dated January 15, 2009 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you did not provide the Tandy language required in your response letter. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2008

Statements of Operations

2. We note your response to our prior comment 1 and we reissue the comment. Please confirm to us that you will revise the classification of property tax refunds in your financial statements in future filings or tell us how you determined the property tax refunds should be classified as revenue and cite the relevant authoritative literature.

Item 4. Controls and Procedures

3. We note in your proposed amendment to your Form 10-Q for the quarter ended March 31, 2008 that you have concluded that the disclosure controls and procedures were not effective. Please tell us how and when you concluded that disclosure controls and procedures were not effective, and tell us your plans to remediate the deficiency.

4. Please disclose in your amended Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008 whether you had any changes in internal control over financial reporting during the fiscal quarter that have materially affected, or are reasonably likely to materially effect, your internal control over financial reporting. See Item 308T(b) of Regulation S-K.

Exhibits 31.1 and 31.2

5. We note your response to our prior comment 2 and we reissue the comment. We note that your proposed certifications are not consistent with the language set forth in Item 601(b)(31) of Regulation S-K and improperly include the title of the certifying individual in the opening sentence. Please amend your Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008, to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-K. In addition, please confirm for us that these changes will be incorporated into all future filings.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kristi Marrone
Staff Accountant